SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

File No. 813-___

Lazard Asset Management LLC
(Name of Applicant)

30 Rockefeller Plaza

New York, NY 10112
(Address of Principal Executive Office of Applicant)

APPLICATION PURSUANT TO SECTIONS 6(b)
AND 6(e) OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER EXEMPTING APPLICANT FROM
CERTAIN PROVISIONS OF THAT ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Shari Soloway, Esq. Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112	Leonard A. Pierce, Esq. Wilmer Cutler Pickering Hale and Dorr LLP 60 State Street Boston, MA 02109

This Application consists of 22 pages, including exhibits.

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of Lazard Asset Management LLC 30 Rockefeller Plaza New York, NY 10112	x : : : : : : : : : x	Application Pursuant to Sections 6(b) and 6(e) of the Investment Company Act of 1940 for an Order Exempting Applicant from Certain Provisions of that Act

I.	Summary

Lazard Asset Management LLC, a Delaware limited liability company (the “Applicant” and collectively with its “affiliated companies,” as defined in Section 2(a)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”), and its “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act, “Lazard”), may in the future organize limited partnerships, limited liability companies, corporations, business or statutory trusts or other entities, or series of any of the foregoing as “employees’ securities companies,” as defined in Section 2(a)(13) of the 1940 Act (each, a “Fund”). A Fund may serve as the master fund of one or more other Funds (such entities, “Master Funds”).

The Applicant hereby requests an order of the U.S. Securities and Exchange Commission (the “Commission”) under Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the rules and regulations thereunder (the “Rules and Regulations”). With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicant requests a limited exemption as set forth in this application (the “Application”). Such order, if granted, shall be referred to herein as the “Order.”

No form having been prescribed by the Commission, the Applicant proceeds under Rule 0-2 under the 1940 Act.

As of the date of this Application, no Fund has been organized. The Applicant states that any Fund offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

The Funds will be established for Eligible Employees, Plan Interest Holders and Qualified Participants (each as defined below) as part of a program designed to create investment opportunities that are competitive with those at other investment management and financial services firms and to facilitate the recruitment and retention of high caliber professionals.

Each Fund will have a general partner, managing member, board or other such similar entity (a “General Partner”) that manages, operates and controls such Fund. Lazard will control each Fund within the meaning of Section 2(a)(9) of the 1940 Act.

All potential investors in a Fund (the “Investors”) will be informed that, among other things, (i) interests and shares in the Funds (“Interests”) will be sold in transactions exempt under Section 4(a)(2) of the Securities Act of

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1933, as amended (the “1933 Act”),1 or Regulation D or Regulation S promulgated thereunder and thus offered without registration under, and without the protections afforded by the 1933 Act, and (ii) the Funds will be exempt from most provisions of the 1940 Act and from the protections afforded thereby.

Eligible Employees given the opportunity to invest in the Funds will include Lazard employees who are engaged in various aspects of the investment management or financial services businesses, or in administrative, financial, accounting, legal, marketing or operational activities related to such businesses. Eligible Employees and certain of their family members will be individuals who (i) satisfy certain financial and sophistication standards and will not need the protection of the regulatory safeguards intended to protect the public, and (ii) will be Accredited Investors2 under Rule 501(a)(5) or Rule 501(a)(6) of Regulation D under the 1933 Act, except that a limited number of Eligible Employees who invest in a Fund (not to exceed 35) may not be Accredited Investors.

The Applicant believes that, in view of the facts described below and the conditions contained in this Application, and in view of the access to information, investment sophistication and financial capacity of the Investors, the concerns regarding overreaching and abuse of investors that the 1940 Act was designed to prevent will not be present.

II.	Statement of Facts

A statement of the facts relied upon as the basis for the action of the Commission herein requested is as follows:

A.	Lazard and the Funds

Lazard provides investment management and financial advisory services to institutional and retail clients around the world. As of September 30, 2018, the Applicant had regulatory assets under management of approximately $240 billion, including mutual funds, private funds, alternative investment funds and other types of investment vehicles which invest globally in a variety of equity, fixed income and alternative investment strategies.

Lazard intends to form Funds for the benefit of Eligible Employees, Plan Interest Holders and Qualified Participants as part of a program designed to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. Lazard intends the Funds to provide long-term financial incentives for Investors to preserve Lazard’s competitive advantage and to align the financial interests of Investors with those of Lazard’s clients. Pooling of resources should allow Investors diversification of investments and participation in investments which would usually not be available to them as individual investors.

A Fund may be structured as a limited partnership, limited liability company, corporation, business or statutory trust or other entity, or series of any of the foregoing. A Fund may be organized inside the United States (under the laws of Delaware, or another state) or in a jurisdiction outside the United States. A Fund may be organized under the laws of a non-U.S. jurisdiction to address any tax, legal, accounting and/or regulatory considerations applicable to certain Eligible Employees in other jurisdictions or the nature of the investment program and may serve as a Master Fund. The investment objectives and policies of the Funds may vary from Fund to Fund. A Fund will operate in accordance with its organizational documents (each, an “Operating Agreement”), and the specific investment objectives and strategies for a Fund will be set forth in an informational memorandum relating to the Interests. Each Investor will receive a copy of the Operating Agreement and the informational memorandum before making an investment in the Fund. Each Fund will operate either as a closed-end or open-end management investment company, and a particular Fund may operate as a “diversified” or “non-diversified” vehicle, within the meaning of the

1 Investors that are Plan Interest Holders will be informed that Interests in the applicable Fund will be sold to Eligible Employees in this manner and that, as Plan Interest Holders, Interests in the applicable Fund they receive will similarly be unregistered under the 1933 Act, but that their receipt of Interests in the applicable Fund will be without payment and awarded based on an opinion of counsel that such awards are not sales within the meaning of Section 2(a)(3) of the 1933 Act.

2 “Accredited Investor” means any person within any category of Rule 501(a) under Regulation D.

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1940 Act. A Fund may be a partnership or corporation for U.S. federal income tax purposes, and a Fund that is a corporation for U.S. federal income tax purposes may elect to be treated as a regulated investment company.

Each Fund will have a General Partner, which will be responsible for the overall management of the Fund. Lazard may be a General Partner of a Fund. A General Partner will be structured as a limited partnership, limited liability company or other type of entity organized in the United States (under the laws of Delaware, or another state) or in jurisdictions outside the United States. The duties and responsibilities of a General Partner with respect to a Fund will be set forth in the applicable Operating Agreement. The General Partner or another Lazard entity will serve as investment adviser (“Investment Adviser”) to a Fund. The Investment Adviser will be registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), if required under applicable law. The determination as to whether a General Partner or other investment adviser to a Fund is required to register under the Advisers Act will be made by Lazard; no relief in respect of such determination is requested herein. Each Investment Adviser to a Fund shall comply with the standards prescribed in Sections 9, 36 and 37 of the 1940 Act. The Applicant represents and concedes that each General Partner and Investment Adviser in managing a Fund is an “investment adviser,” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

B.	Eligible Employees, Plan Interest Holders and Qualified Participants

With the exception of Plan Interest Holders, Interests in a Fund will be offered in a transaction exempt from registration under Section 4(a)(2) of the 1933 Act, or Regulation D or Regulation S3 promulgated thereunder, and will be sold only to: (i) Eligible Employees; (ii) at the request of Eligible Employees and the discretion of the General Partner, to Qualified Participants of such Eligible Employees or (iii) Lazard.

In order to qualify as an “Eligible Employee,” (a) an individual must (i) be a current or former employee, officer or director or current Consultant (as defined below) of Lazard and (ii) except for certain individuals who meet the definition of “knowledgeable employee” in Rule 3c-5(a)(4) under the 1940 Act as if the Funds were “Covered Companies” within the meaning of the rule and a limited number of other employees of Lazard4 (collectively, “Non-Accredited Investors”), meet the standards of an Accredited Investor under Rule 501(a)(5) or (a)(6) of Regulation D, or (b) an entity must (i) be a current Consultant of Lazard and (ii) be an Accredited Investor. A Fund may not have more than 35 Non-Accredited Investors.

At the request of an Eligible Employee or Plan Interest Holder and the discretion of the General Partner, Interests may be assigned by such Eligible Employee, or sold directly by the Fund, to a Qualified Participant of an Eligible Employee or Plan Interest Holder. In order to qualify as a “Qualified Participant,” an individual or entity must (i) be an Eligible Family Member or Eligible Investment Vehicle (in each case as defined below), of an Eligible Employee or Plan Interest Holder and (ii) if purchasing an Interest from a Fund, except as discussed below, come within one of the categories of Accredited Investor. An “Eligible Family Member” is a spouse, parent, child, spouse of child, brother, sister or grandchild of an Eligible Employee or Plan Interest Holder, including step and adoptive relationships. An “Eligible Investment Vehicle” is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee or Plan Interest Holder, (b) a partnership, corporation or other entity controlled by an Eligible

3 The Applicant may rely on Regulation S to offer Interests in a Fund to Lazard, Eligible Employees and their Qualified Participants who are based outside of the United States and are not U.S. Persons in order to create investment opportunities for such persons. The Applicant may also offer Interests to such persons in reliance on Regulation D. Any such persons offered interests in reliance on Regulation D will be required to meet the eligibility criteria described herein in order to participate in a Fund.

4 Such employees must meet the sophistication requirements set forth in Rule 506(b)(2)(ii) of Regulation D under the 1933 Act and may be permitted to invest his or her own funds in the Fund if, at the time of the employee’s investment in a Fund, he or she (a) has a graduate degree in business, law or accounting, (b) has a minimum of five years of consulting, investment banking or similar business experience, and (c) has had reportable income from all sources of at least $100,000 in each of the two most recent years and a reasonable expectation of income from all sources of at least $140,000 in each year in which such person will be committed to make investments in a Fund. In addition, such an employee will not be permitted to invest in any year more than 10% of his or her income from all sources for the immediately preceding year in the aggregate in such Fund and in all other Funds in which he or she has previously invested.

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Employee or Plan Interest Holder,5 or (c) a trust or other entity established solely for the benefit of an Eligible Employee or Plan Interest Holder and/or one or more Eligible Family Members of an Eligible Employee or Plan Interest Holder. An Eligible Employee or Eligible Family Member may purchase Interests through an Eligible Investment Vehicle only if either (i) the investment vehicle is an Accredited Investor, or (ii) the applicable Eligible Employee or Eligible Family Member is a settlor and principal investment decision-maker with respect to the investment vehicle. If such investment vehicle is an entity other than a trust, the term “settlor” shall be read to mean a person who created such vehicle, alone or together with other Eligible Employees and/or Eligible Family Members, and contributed funds to such vehicle. Eligible Investment Vehicles that are not Accredited Investors will be counted in accordance with Regulation D toward the 35 Non-Accredited Investors limit discussed above.

Certain employees or Consultants of Lazard may also receive Interests as part of an employee benefit plan without payment in order to reward and retain these employees (each, a “Plan Interest Holder”). The Funds will not register Interests awarded to Plan Interest Holders under the 1933 Act in reliance on an opinion of counsel that the awards of Interests are not sales within the meaning of Section 2(a)(3) of the 1933 Act. No relief from the provisions of the 1933 Act is requested by the Applicant with respect to the award of Interests to Plan Interest Holders. Plan Interest Holders will not be required to meet the sophistication and salary requirements to which Eligible Employees are subject.

Unlike the award of Interests to Plan Interest Holders, participation in a Fund will be voluntary on the part of Eligible Employees and Qualified Participants. It is possible that Eligible Employees may be offered the opportunity, and Plan Interest Holders may be required, to participate in Funds through deferred or bonus compensation programs pursuant to which they will be granted awards of Interests.

Because of the requirements described above, Interests in each Fund will be held by persons and entities with a close nexus to Lazard through employment (or other relationship in the case of Consultants) and/or family ties. However, the status of an individual or entity as a Qualified Participant will not be affected by the termination of employment or other relationship of the relevant Eligible Employee, except under the circumstances described below with respect to Consultants and Eligible Employees under “Structure of the Funds.”6

It is anticipated that, at the discretion of the General Partner, consultants, independent contractors and business or legal advisors of Lazard may be offered the opportunity to participate in the Funds, either directly or through a Qualified Participant of such consultant, independent contractor or advisor. Lazard believes that persons or entities whom Lazard has engaged to provide services and professional expertise on an ongoing basis as regular consultants, independent contractors or business or legal advisors to Lazard (“Consultants”) share a community of interest with Lazard and Lazard’s employees. In order to participate in a Fund, Consultants must be currently engaged by Lazard and will be required to be sophisticated investors who qualify as Accredited Investors. If a Consultant is an entity (such as, for example, a law firm or consulting firm), and the Consultant proposes to invest in the Fund through a partnership, corporation or other entity that is controlled by the Consultant, the individual participants in such partnership, corporation or other entity will be limited to senior level employees, members or partners of the Consultant who are responsible for the activities of the Consultant or the activities of the Consultant in relation to Lazard and will be required to qualify as Accredited Investors. In addition, such entities will be limited to businesses controlled by individuals who have levels of expertise and sophistication in the area of investments in securities that are comparable to other Eligible Employees who are employees, officers or directors of Lazard and who have an interest in maintaining an ongoing relationship with Lazard. Most importantly, the individuals participating through such entities will belong to that class of persons who will have access to the directors and officers of the General Partner or the directors and officers of Lazard, as applicable, responsible for making investments for the Funds similar

5 The inclusion of partnerships, corporations, or other entities controlled by an Eligible Employee in the definition of “Eligible Investment Vehicle” is intended to enable Eligible Employees to make investments in the Funds through personal investment vehicles for the purpose of personal and family investment and estate planning objectives. Accordingly, there is a close nexus between Lazard and the investment vehicle through the individual who controls the vehicle.

6 As permitted under Section 2(a)(13) of the 1940 Act, Interests may be held by current and former employees, officers and directors of Lazard and their Qualified Participants.

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to the access afforded Eligible Employees who are employees, officers or directors of Lazard. Accordingly, there will be a close nexus between Lazard and such entities.

Eligible Employees will be experienced in the investment management or financial services businesses or in administrative, financial, accounting, legal, marketing or operational activities related thereto. Prior to offering Interests to an Eligible Employee or an Eligible Family Member, a General Partner must reasonably believe that each Eligible Employee or Eligible Family Member will be capable of understanding and evaluating the merits and risks of participating in a Fund and that each such individual is able to bear the economic risk of such participation and afford a complete loss of his or her investment in a Fund. The General Partner may impose more restrictive suitability standards in its sole discretion.

The limitations on the class of persons who may subscribe for, acquire or hold Interests, in conjunction with other characteristics of the Funds, will qualify each Fund as an “employees’ securities company” under Section 2(a)(13) of the 1940 Act.7 Notwithstanding the foregoing or anything contrary in this Application, the General Partner or Lazard will have the absolute right to purchase any interest for its fair value if such General Partner determines in good faith that any Investor’s continued ownership of such interest jeopardizes such Fund’s status as an “employees’ securities company” under the 1940 Act.

C.	Structure of the Funds

The terms of each Fund will be determined by Lazard in its discretion, consistent with the terms and conditions of the Order, and such terms will be fully disclosed to each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, to such Qualified Participant, at the time such Eligible Employee or Qualified Participant is invited to participate in the Fund, or to a Plan Interest Holder at the time he or she receives an Interest. Among other things, each Eligible Employee and, if a Qualified Participant of such Eligible Employee is required to make an investment decision with respect to whether or not to participate in a Fund, such Qualified Participant, or any Plan Interest Holder, will be furnished with an informational memorandum and a copy of the Operating Agreement for the relevant Fund, which will set forth in full the terms applicable to an Investor’s Interests in a Fund.

Lazard may purchase Interests in a Fund that it may award to Eligible Employees or Plan Interest Holders as bonuses or similar compensation. Interests so acquired by Lazard will be acquired from the Fund at the same price as Interests purchased by the Investors and will be voted in proportion to the votes of the other Investors, if applicable. Lazard may award these Interests at any time during the life of the Fund to Eligible Employees or Plan Interest Holders as bonus or similar compensation. The sale or award of these Interests by Lazard will have no dilutive effect upon the Interests of already existing Investors because the Interests will be sold at net asset value. Interests awarded as bonus or similar compensation may be subject to vesting arrangements to be determined by Lazard.

Eligible Employees may be offered the opportunity, and Plan Interest Holders may be required, to participate in a Fund through deferred or bonus compensation programs pursuant to which they will be granted awards of (i) Interests in a Fund or (ii) economic interests substantially similar to those which would be achieved by direct investments in a Fund of the deferred or bonus amounts. The deferred compensation plans and/or an interest in such plans of an Eligible Employee or Plan Interest Holder, if applicable: (i) will be subject to the applicable terms and conditions of the Application,8 (ii) will only be offered to Eligible Employees or Plan Interest Holders who are

7 Section 2(a)(13) of the 1940 Act defines an “employees’ securities company” as “any investment company or similar issuer all of the outstanding securities of which (other than short-term paper) are beneficially owned (A) by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other, (B) by former employees of such employer or employers, (C) by members of the immediate family of such employees, persons on retainer, or former employees, (D) by any two or more of the foregoing classes of persons, or (E) by such employer or employers together with any one or more of the foregoing classes of persons.”

8 For purposes of this Application, if applicable, a Fund will be deemed to be formed with respect to each deferred compensation plan and each reference to “Fund,” “capital contribution,” “General Partner,” “Investor” and “Interest” in this Application will be deemed to refer to the deferred compensation plan, the notional capital contribution to the deferred compensation plan, Lazard, a participant of the deferred compensation plan and participation rights in the deferred compensation plan, respectively.

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employees, officers, directors or Consultants of Lazard, (iii) will have restrictions on transferability, including prohibitions on assignment or transfer except in the event of the Eligible Employee’s or Plan Interest Holder’s death or as otherwise required by law or permitted by the Operating Agreement, and (iv) will provide information to participants equivalent to that provided to Investors in the corresponding Fund, including, without limitation, an informational memorandum and audited financial information.

The purchase price for an Interest may be payable in full upon subscription or in installments as determined by the General Partner. Eligible Employees may be offered the opportunity to acquire Interests pursuant to the arranging of recourse and non-recourse loans having terms as determined by the General Partner.9 A Fund may permit the purchase price (including capital contributions) for an Interest in a Fund to be payable in a manner that varies from that of other Funds, including payment through capital calls. The General Partner may defer all or a portion of a scheduled installment payment with respect to a Fund on prior written notice to the Investors participating in that Fund. Upon prior written notice, the General Partner may require payment of all or any part of a deferred payment. The General Partner may determine that all or a portion of the amounts deferred will not be needed to fund Fund investments. If this determination is made, the General Partner may elect to cancel irrevocably the outstanding obligation of Investors participating in that Fund. The terms and conditions relating to payment of the purchase price and any capital contributions will be fully disclosed to Investors prior to the acceptance of their subscription documents.

An Investor that fails to contribute any part of its capital commitment or any portion of a fee calculated with respect to that Investor shall be in default. The terms and conditions relating to a default with respect to the Interests in a Fund will be fully disclosed to Investors prior to the acceptance of their subscription documents.

A General Partner may have the right, but not the obligation, to repurchase, cancel, or transfer to another Qualified Participant the Interests of (i) an Eligible Employee who ceases to be an employee, officer, director or Consultant of Lazard for any reason or (ii) any Qualified Participant of any person described in clause (i). The Operating Agreement for each Fund will describe, if applicable, the amount that an Investor would receive upon repurchase, cancellation or transfer of its Interests. If a General Partner were to exercise such a right to repurchase, cancel or transfer such Interests, an Investor would receive upon repurchase, cancellation or transfer of its Interests, at a minimum, the lesser of (i) the amount actually paid by or (subject to any vesting requirements) on behalf of the Investor to acquire the Interests (plus interest, as reasonably determined by the General Partner) less any amounts paid to the Investor as distributions, and (ii) the fair market value of the Interests determined at the time of the repurchase, cancellation or transfer as determined in good faith by the General Partner.

Interests in each Fund will be non-transferable except with the prior written consent of the General Partner, and, in any event, no person or entity will be admitted into the Fund as an Investor unless such person is (i) an Eligible Employee, (ii) a Plan Interest Holder, (iii) a Qualified Participant or (iv) Lazard. Consequently, the limitations on the transferability of Interests in the Fund ensure that the community of interest among the participants will continue through the life of the Fund. Each Operating Agreement of a Fund will describe the consequences, if any, for an Investor’s Interests in the event of termination of the Eligible Employee’s or Plan Interest Holder’s employment or role as a consultant with Lazard, whether for cause or not, or upon his or her bankruptcy, voluntary resignation, death, permanent disability, retirement or otherwise, such as whether Lazard will be required to or will have the option to acquire all or part of the Eligible Employee’s or Plan Interest Holder’s Interests. If Lazard acquires an Eligible Employee’s or Plan Interest Holder’s Interests as a consequence of such a circumstance, such Eligible Employee or Plan Interest Holder would receive the amount set forth in the Operating Agreement. Once a Consultant’s ongoing relationship with Lazard is terminated: (i) such Consultant and its Qualified Participants, if any, will not be permitted to purchase any additional Interests or contribute any additional capital to a Fund except as described in each Operating Agreement; and (ii) the existing Interests of such Consultant and its Qualified Participants, if any, as of the date of such termination will (A) to the extent the Operating Agreement of a Fund provides for periodic redemptions in the ordinary course, be redeemed as of the next regularly scheduled redemption date and (B) to the extent the Operating Agreement of a Fund do not provide for such periodic redemptions (e.g., as a result of the vehicle primarily investing in illiquid investments), be retained. The amount to be received by the Eligible Employee or Plan Interest Holder will

9 In no case will a loan to a prospective Investor be extended or arranged if prohibited by law, including the Sarbanes-Oxley Act of 2002. If Lazard extends a loan to an Investor, the loan will be made at an interest rate no less favorable to the Investor than that which could be obtained on an arm’s length basis.

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be subject to any applicable vesting schedule or forfeiture provisions, and to the extent there is an oversubscription for a regularly scheduled redemption, existing Interests of the Eligible Employee or Plan Interest Holder will be redeemed on a pro rata basis with all other Investors who have made a request, in accordance with the Operating Agreement, to be redeemed as of that redemption date and any subsequent regularly scheduled redemption date until all of such Eligible Employee’s or Plan Interest Holder’s existing Interests are redeemed. Even if part of an Interest is acquired or canceled by Lazard, the Investor may still be required to make additional capital contributions for the payment of the Management Fee or other expenses relating to Fund investments in which the Investor retains an Interest.

Lazard may make loans to a Fund, undertake to purchase Interests and contribute capital to a Fund, and contribute capital to a Fund. Lazard may do so, for example, in order for a Fund to satisfy the definition of “qualified purchaser” (as defined in Section 2(a)(51) of the 1940 Act) and the Rules and Regulations, to provide critical mass to a Fund to implement the Fund’s investment strategy, or to acquire Interests that will be awarded to Plan Interest Holders. As Investors purchase Interests in a Fund over time, Lazard may redeem its Interests, withdraw its capital, or sell its commitments or Interests in a Fund to Investors. In addition, Lazard may award its Interests in a Fund to Plan Interest Holders. If Lazard makes loans to a Fund, the lender will be entitled to receive interest, provided that the interest rate will be no less favorable to the borrower than the rate obtainable on an arm’s length basis. The possibility of any such borrowings, as well as the terms thereof, will be disclosed to Investors prior to their investment in a Fund. Any indebtedness of the Fund will be the debt of the Fund and without recourse to the Investors. The Fund will retain the right to require the payment of any unfunded capital contributions from the Investors for any appropriate Fund purpose, including the payment of Fund indebtedness, and may be permitted to assign this right to any lender to the Fund. A Fund will not borrow from any person if the borrowing would cause any person not named in Section 2(a)(13) of the 1940 Act to own securities of the Fund (other than short-term paper). A Fund will not lend any funds to Lazard.

D.	Management

The General Partner of a Fund will be responsible for the overall management of such Fund and will have the authority to make all decisions regarding the management, control, and direction of the Fund and its operations, business, and affairs. However, the General Partner may be permitted to enter into contracts or agreements to delegate certain of its responsibilities regarding the acquisition, management and disposition of Fund investments to an Investment Adviser, provided that the ultimate responsibility for, and control of, the Fund, remain with the applicable General Partner. A General Partner’s investment decisions for a Fund may be subject to the approval of an investment committee, comprising senior officers of Lazard, but the General Partner will be ultimately responsible for the affairs and investments of such Fund. If a General Partner determines that a Fund should enter into any side-by-side investment with an unaffiliated entity, the General Partner will be permitted to engage as sub-investment adviser the unaffiliated entity (an “Unaffiliated Subadviser”), which will be responsible for the management of such side-by-side investment. Where the General Partner has appointed a separate Investment Adviser, the Applicant anticipates that the General Partner will, in most cases, exercise its authority only after receiving a recommendation from the Investment Adviser as to the matter to be acted upon. A General Partner may also delegate administrative responsibilities for a Fund to Lazard. In addition, without limiting any recordkeeping requirement imposed by the Advisers Act, a Fund and its General Partner and Investment Adviser will maintain and preserve such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Investors or that are necessary or appropriate to record transactions with the Fund. All such records will be subject to examination by the Commission staff.

No sales load or similar fee of any kind will be charged in connection with the sale of Interests. To the extent authorized by its Operating Agreement, an Investment Adviser may be paid a management fee (“Management Fee”) for its services to a Fund, which fee will generally be determined as a percentage of the capital commitments or assets under management of the Investors in the Fund. To the extent authorized by the informational memorandum or the Operating Agreement, a General Partner or Investment Adviser may receive a performance-based fee or allocation (“Carried Interest”) based on the net gains of the Fund’s investments or increase in value of Interests, in addition to any amount allocable to the General Partner’s or Investment Adviser’s Interests. All or a portion of the Carried Interest may be paid to individuals who are officers, employees or stockholders of the General Partner or Investment Adviser or their “affiliated persons,” as defined in Section 2(a)(3) of the 1940 Act. Certain of the Funds may not pay a Carried Interest or a Management Fee, but may pay a fee for administrative services to Lazard.

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If an Unaffiliated Subadviser is entitled to receive a Carried Interest, it may also act as an additional General Partner of a Fund solely in order to address certain tax issues relating to the Carried Interest. In all such instances, however, a Lazard entity will also be a General Partner of the Fund and will have exclusive responsibility for making the determinations required to be made by a General Partner under this Application. No Unaffiliated Subadviser will beneficially own any outstanding securities of a Fund.

Expenses that may be charged by the General Partner or the Investment Adviser to the Fund could include legal and accounting fees, organizational expenses, administrative expenses and other operating expenses (including the Fund’s pro rata share of expenses incurred by the General Partner, or the Investment Adviser in connection with potential investments). Where a Fund is formed to invest concurrently with Third Party Funds (defined below), organizational expenses may include such Fund’s pro rata share of organizational expenses attributable to such Third Party Funds. Lazard reserves the right to pay for organizational expenses with respect to a Fund.

The Applicant represents and concedes that each General Partner and Investment Adviser in managing a Fund is an “investment adviser,” within the meaning of Sections 9 and 36 of the 1940 Act and is subject to those sections.

E.	Investments

The investment objectives and policies of each Fund and whether it will operate as a diversified or non-diversified vehicle may vary from Fund to Fund, and will be set forth in the informational memorandum and Operating Agreement relating to the specific Fund. Potential investments for the Funds may include a wide variety of U.S. and non-U.S. assets, including but not limited to, public and private debt and equity securities, real estate, equity, credit, and other financial assets. The Funds may invest either directly or indirectly through investments in limited partnerships and other investment pools (including pools that are exempt from registration in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act) and investments in registered investment companies.10 Investments may be made side by side with Lazard and Lazard-related investors and through investment pools (including Aggregation Vehicles) sponsored or managed by Lazard or an unaffiliated entity.11

It is possible that an investment program may be structured in which a Fund will co-invest in a portfolio company with one or more of Lazard and/or a separate account for the benefit of clients, or an investment fund organized primarily for the benefit of investors, in either case, who are not affiliated with Lazard over which Lazard or an Unaffiliated Subadviser exercises investment discretion (“Third Party Funds”). Side-by-side investments held by a Third Party Fund, or by Lazard in a transaction in which Lazard’s investment was made pursuant to a contractual obligation to a Third Party Fund, will not be subject to the restrictions contained in Condition 3 below. The General Partner will not delegate management and investment discretion for the Fund to an Unaffiliated Subadviser or a sponsor of a Third Party Fund. All other side-by-side investments held by Lazard will be subject to the restrictions contained in Condition 3.

A Fund will comply with Section 12(d)(1)(A)(i) of the 1940 Act, the rules and regulations thereunder, and any applicable exemptions therefrom. Accordingly, a Fund will not purchase or otherwise acquire any security issued by a registered investment company if, immediately after such purchase or acquisition, the Fund would own in the

10 The Applicant is not requesting any exemption from any provision of the 1940 Act or any Rules and Regulations that may govern the eligibility of a Fund to invest in an entity relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act or any such entity’s status under the 1940 Act.

11 An “Aggregation Vehicle” is an investment pool sponsored or managed by Lazard or an unaffiliated entity that is formed solely for the purpose of permitting a Fund and Lazard and Lazard-related investors or Third Party Funds to collectively invest in other entities. It may often be more efficient for Lazard and Lazard-related investors and Third Party Funds to invest in an entity together through an Aggregation Vehicle rather than having each investor separately acquire a direct interest in such entity. An Aggregation Vehicle will not be used to issue interests that discriminate against a Fund or provide preferential treatment to Lazard or other Lazard-related investors with respect to a portfolio company investment. Because no investment decisions are made at the Aggregation Vehicle level, the fact that a person who participates in the Fund’s decision to acquire an interest in an Aggregation Vehicle also serves as an officer, director, general partner or investment adviser of the Aggregation Vehicle would not create a conflict of interest on the part of such person.

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aggregate more than 3% of the outstanding voting stock of such investment company unless such purchase or acquisition is permitted under the applicable rules and regulations or any applicable exemption. In addition, a Fund may acquire shares of money market funds in compliance with Rule 12d1-1 under the 1940 Act.

To the extent authorized by applicable governing documents, a Fund will be permitted to enter into transactions involving (i) Lazard, (ii) a portfolio company, (iii) any partner or person or entity affiliated with Lazard, or (iv) a Third Party Fund. Such transactions may include, without limitation, the purchase or sale by a Fund of an investment, or an interest therein, from or to Lazard or a Third Party Fund, acting as principal. Additionally, Lazard (including the General Partner) may receive fees or other compensation and expense reimbursement in various forms for services rendered to companies or other entities in which the Funds invest. Such fees or other compensation may include, without limitation, transaction fees, closing fees, monitoring fees, advisory fees, organization or service fees, financing fees, management fees, directors’ fees, performance-based fees, and fees for clearing services and compensation in the form of carried interests entitling Lazard to share disproportionately in income or capital gains or similar compensation. Employees of Lazard may serve as officers or directors of such entities and receive officers’ and directors’ fees and expense reimbursements in connection with such services. Any such fees or other compensation or expense reimbursement received by Lazard generally will not be shared with the Funds.

F.	Distributions

The allocation of profits and losses of a Fund will be determined in compliance with applicable tax rules and regulations and in accordance with the Operating Agreement if the Fund is a partnership for U.S. federal income tax purposes. Cash in the amounts apportioned to the General Partner (if any) may be distributed to the General Partner. Unless otherwise specifically provided in the Operating Agreement, the capital accounts of the Investors in a Fund that is a partnership for U.S. federal income tax purposes will not be reduced below zero. Distributions of by a Fund of profits and capital will be made at the time and in the amounts determined by the General Partner in accordance with the terms of the Operating Agreement. The General Partner will have discretion in distributing cash and other proceeds from the Fund’s investments as well as capital to the Investors.

The General Partner may, in its sole discretion, establish reserves for liabilities and expenses of the Fund, invest such proceeds in temporary investments and/or hold back such proceeds and use them to fund the Fund’s liabilities and capital commitments. Securities being distributed in kind will be valued at fair market value in good faith by the General Partner or by an independent third-party appointed by the General Partner. At the discretion of the General Partner, distributions may also be made to enable the investors to pay taxes on attributable income or to comply with applicable tax rules and regulations.

G.	Reports and Accounting

A Fund will send its Investors an annual financial statement within 120 days after the end of each fiscal year of the Fund, or as soon as practicable after the end of the Fund’s fiscal year. The annual financial statement will be audited12 by an independent certified public accountant. In addition, as soon as practicable after the end of each fiscal year of a Fund, a report will be sent to each Investor setting forth the information with respect to such Investor’s share of income, gains, losses, credits and other items, as necessary, for U.S. federal and state income tax purposes resulting from the operation of the Fund during that year.

The value of an Investor’s Interests will be determined at such times as the General Partner or the Investment Adviser deems appropriate or necessary; however, such valuation will be done at least annually at the Fund’s fiscal year end. The General Partner or the Investment Adviser will value the assets held by a Fund in good faith in accordance with the procedures described Fund’s Operating Agreement.

In addition, to the extent provided in the Operating Agreement, a Fund will provide a non-U.S. investor with such information as may be reasonably necessary to enable such Investor to prepare the necessary non-U.S. income tax returns, provided that each such Investor has notified the General Partner of the specific information required by the jurisdiction(s) for which such Investor will be preparing income tax returns reasonably in advance of the time that

12 “Audit” will have the meaning defined in Rule 1-02(d) of Regulation S-X.

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such information will be required, and provided further that complying with such information request does not impose an undue or disproportionate burden on the General Partner of the applicable Fund.

H.	Fund Term and Dissolution

The term of a Fund will be set forth in its Operating Agreement. Each Fund may be dissolved prior to the expiration of its term upon the occurrence of certain specified events, also set forth in its Operating Agreement. Upon dissolution of a Fund, the Fund’s assets will be distributed in accordance with its Operating Agreement.

III.	Request for Relief and Legal Analysis

The Applicant respectfully requests that the Commission issue an Order pursuant to Sections 6(b) and 6(e) of the 1940 Act exempting the Funds from all provisions of the 1940 Act and the rules and regulations under the 1940 Act, except Sections 9, 17, 30, 36 through 53, and the Rules and Regulations. With respect to Sections 17(a), (d), (e), (f), (g), and (j) and 30(a), (b), (e), and (h) of the 1940 Act and the Rules and Regulations, and Rule 38a-1 under the 1940 Act, the Applicant requests a limited exemption as set forth in this Application.

The Applicant states that any Funds offered in reliance on Rule 6b-1 under the 1940 Act prior to a final determination on the Application by the Commission will comply with all of the terms and conditions stated in the most recent version of the Application filed with the Commission.

A.	Status as Employees’ Securities Companies

Each Fund will be an “employees’ securities company” as that term is defined in Section 2(a)(13) of the 1940 Act. Under Section 6(b) of the 1940 Act, the Commission is required, upon application, to exempt an employees’ securities company if and to the extent that the exemption is consistent with the protection of investors. Section 6(b) requires the Commission to give due weight to, among other things: (i) the form of organization and the capital structure of the company; (ii) the persons who will own and control the company’s voting securities, evidences of indebtedness and other securities; (iii) the prices at which securities issued by the company will be sold and any applicable sales load; (iv) the disposition of the proceeds of the securities issued by the company; (v) the character of securities in which those proceeds will be invested; and (vi) the existence of any relationship between the company and the issuers of securities held by the company. The Applicant submits that the Commission should grant the requested relief on the basis of these factors as applied to the Funds.

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities. Under Section 6(e) of the 1940 Act, the Commission, in connection with any Order exempting an investment company from any provision of Section 7 of the 1940 Act, may require that certain provisions apply to such company, and to other persons in their transactions and relations with such company, as though the company were registered under the 1940 Act, if the Commission deems such requirements necessary or appropriate in the public interest or for the protection of investors.

B.	Community of Interests

The Applicant asserts that the protections afforded by the 1940 Act are generally unnecessary for a Fund in view of the community of economic and other interests among the Investors and Lazard. The community of interest is based on (i) Lazard’s concern with the morale of its employees and the ability of Lazard to attract and retain highly qualified personnel and (ii) the absence of any public group of investors in the Funds.

The Applicant also notes that a Fund’s investment program will be conceived and organized by persons who may be directly or indirectly investing, or eligible to invest, in such Fund. Further, the Funds will not be promoted to Eligible Employees by persons outside of Lazard seeking to profit from fees for investment advice or from the distribution of securities.

The Applicant represents, as to each Fund, that:

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1.          Lazard will control the Fund within the meaning of Section 2(a)(9) of the 1940 Act. A General Partner and any other person acting for or on behalf of a Fund shall act in the best interest of the Fund and its security holders.

2.          Whenever Lazard, the General Partner or any other person acting for or on behalf of the Fund is required or permitted to make a decision, take or approve an action, or omit to do any of the foregoing in such person’s discretion, then such person shall exercise such discretion in accordance with reasonableness and good faith and any fiduciary duties owed to the Fund and its security holders. Any person that acts for or on behalf of a Fund, including any General Partner of a Fund and any member of an investment committee of a Fund, will be (as applicable) an “employee, officer, director, member of an advisory board, investment adviser, or depositor” of the Funds or Lazard within the meaning of Sections 9 and 36 of the 1940 Act and will be subject to those sections.

3.          The Operating Agreement for, and any other contractual arrangement regarding, the Fund, will not contain any provision which protects or purports to protect Lazard, the General Partner or their delegates (if any) against any liability to the Fund or its security holders to which such person would otherwise be subject by reason of willful misconduct, bad faith or gross negligence in the performance of such person’s duties.

C.	Burdens of Compliance

The Applicant maintains that requiring the Funds to comply with the various provisions of the 1940 Act would present the Funds with unnecessary burdens. As noted above, the operation of the Funds is not likely to result in the abuses that the 1940 Act was designed to remedy. In addition, the Applicant notes that substantial protection is available to investors (i) with respect to matters such as valuations and access of Investors to reports and (ii) by the Operating Agreement of each Fund restricting the General Partner’s authority to make certain amendments to the Operating Agreement without the requisite amount of consents from the Investors.

D.	Specific Relief

1.	Section 17(a)

Section 17(a) generally prohibits any affiliated person of a registered investment company or any affiliated person of such affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company.

The Applicant requests an exemption from Section 17(a) of the 1940 Act to the extent necessary to (a) permit Lazard or a Third Party Fund (or any “affiliated person,” as defined in the 1940 Act, of Lazard or a Third Party Fund), acting as principal, to purchase or sell securities or other property to or from any Fund or any company controlled by such Fund; and (b) permit a Fund to invest in or engage in any transaction with Lazard, acting as principal, (i) in which such Fund, any company controlled by such Fund or Lazard or any Third Party Fund has invested or will invest, or (ii) with which such Fund, any company controlled by such Fund or Lazard or any Third Party Fund is or will become otherwise affiliated. The transactions to which any Fund is a party will be effected only after a determination by the General Partner that the requirements of Conditions 1, 2 and 6 below have been satisfied. In addition, these transactions will be effected only to the extent not prohibited by the applicable Operating Agreement. To the extent any of the transactions described under the request for exemption from Section 17(d) (and Rule 17d-1) would come within the purview of Section 17(a), such transactions are incorporated hereunder and an exemption from such section is also requested.

The requested relief will not extend to any transactions between a Fund and an Unaffiliated Subadviser or an affiliated person of an Unaffiliated Subadviser or between a Fund and any person who is not an employee, officer or director of Lazard or is an entity outside of Lazard and is an affiliated person of the Fund as defined in Section 2(a)(3)(E) of the 1940 Act (an “Advisory Person”) or any affiliated person of such a person.

The Applicant submits that the exemption it seeks from Section 17(a) of the 1940 Act will be consistent with the purposes of the Funds and the protection of investors. Investors will be informed in a Fund’s informational memorandum or Operating Agreement of the possible extent of the Fund’s dealings with Lazard and of the potential

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conflicts of interest that may exist. As professionals engaged in financial services businesses, the Investors will be able to evaluate the risks associated with those dealings. The Applicant asserts that, moreover, the community of interest among the Investors and Lazard will serve to reduce the risk of abuse in transactions involving Lazard.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type that Section 17(a) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(a). In addition, the Applicant, on behalf of the Funds, represents that any transactions otherwise subject to Section 17(a) of the 1940 Act, for which exemptive relief has not been requested, would require approval of the Commission.

2.	Section 17(d) and Rule 17d-1

Section 17(d) of the 1940 Act and Rule 17d-1 thereunder prohibit any affiliated person or principal underwriter of a registered investment company, or any affiliated person of such person or principal underwriter, acting as principal, from participating in any joint arrangement with the investment company unless authorized by the Commission. The Applicant requests relief to permit affiliated persons of the Funds (including without limitation the General Partner, the Investment Adviser, Lazard or any Third Party Fund) or affiliated persons of any such persons, to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which a Fund or a company controlled by the Funds is a participant. The relief requested would permit, among other things, co-investments by the Funds, Third Party Funds and individual members or employees, officers, directors or Consultants of Lazard making their own individual investment decisions apart from Lazard. To the extent any of the transactions described under the request for relief from Section 17(a) would come within the purview of Section 17(d), such transactions are incorporated hereunder and relief from such section is also requested.

The requested relief will not extend to any transaction in which an Unaffiliated Subadviser or an Advisory Person, or an affiliated person of either such person, has an interest, except in connection with a Third Party Fund sponsored by an Unaffiliated Subadviser.

The Applicant submits that investments will be made by a Fund because of its affiliation with Lazard. The Applicant also submits that the types of investment opportunities often considered by a Fund require each participant in the transaction to make funds available in an amount that may be substantially greater than what a Fund (including its Eligible Employees, Plan Interest Holders and Qualified Participants) may be able to make available on its own. The Applicant contends that, as a result, the only way in which a Fund (and thus its Eligible Employees, Plan Interest Holders and Qualified Participants) may be able to participate in these opportunities is to co-invest with Lazard. The Applicant notes that each Fund will be primarily organized for the benefit of Eligible Employees as an incentive for them to remain with Lazard and for the generation and maintenance of goodwill. The Applicant believes that, if co-investments with Lazard are prohibited, the appeal of the Funds would be significantly diminished. The Applicant asserts that Eligible Employees wish to participate in such co-investment opportunities because they believe that (i) the resources of Lazard enable it to analyze investment opportunities to an extent that Eligible Employees would not be able to duplicate, (ii) investments recommended by Lazard will not be generally available to investors even of the financial status of the Eligible Employees, and (iii) Eligible Employees will be able to pool their investment resources, thus achieving greater diversification of their individual investment portfolios.

The Applicant asserts that the flexibility to structure co-investments and joint investments will not involve abuses of the type Section 17(d) and Rule 17d-1 were designed to prevent. The Applicant states that the concern that permitting co-investments by Lazard and a Fund might lead to less advantageous treatment of the Fund should be mitigated by the fact that Lazard will be acutely concerned with its relationship with the investors in the Funds and the fact that senior officers and directors of Lazard will be investing in the Fund. In addition, the Applicant asserts that compliance with Section 17(d) would cause the Fund to forgo investment opportunities simply because the Funds, an Investor, the General Partner or any other affiliated person of the Fund (or any affiliated person of such affiliated person) made a similar investment.

Co-investments with Third Party Funds, or by Lazard pursuant to a contractual obligation to a Third Party Fund, will not be subject to Condition 3 below. The Applicant notes that it is common for a Third Party Fund to require that Lazard invest its own capital in Third Party Fund investments and that Lazard’s investments be subject to substantially the same terms as those applicable to the Third Party Fund. The Applicant believes it is important that

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the interests of the Third Party Fund take priority over the interests of the Funds and that the Third Party Fund not be burdened or otherwise affected by activities of the Funds. In addition, the Applicant asserts that the relationship of a Fund to a Third Party Fund is fundamentally different from a Fund’s relationship to Lazard. The Applicant contends that the focus of, and the rationale for, the protections contained in the requested relief are to protect the Funds from any overreaching by Lazard in the employer/employee context, whereas the same concerns are not present with respect to the Funds vis-à-vis a Third Party Fund.

In summary, the requested relief under Section 17(d) of the 1940 Act is necessary in light of the purpose of each Fund. Given the criteria for Eligible Employees and the conditions with which the Funds have agreed to comply, the requested relief is appropriate in light of the purposes of the 1940 Act.

The considerations described above will protect each Fund and limit the possibilities of conflict of interest and abuse of the type which Section 17(d) was designed to prevent. Consistent with the foregoing, the Funds agree to abide by the conditions set forth below to the relief requested from Section 17(d) and Rule 17d-1. In addition, the Applicant represents that any transactions otherwise subject to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, for which exemptive relief has not been requested, would require approval by the Commission.

3.	Section 17(e) and Rule 17e-1

Section 17(e) of the 1940 Act and Rule 17e-1 under the 1940 Act limit the compensation an affiliated person may receive when acting as agent or broker for a registered investment company. The Applicant requests an exemption from Section 17(e) to permit Lazard (including the General Partner) that acts as an agent or broker to receive placement fees, advisory fees, brokerage fees or other compensation from a Fund in connection with the purchase or sale by the Fund of securities, provided that the fees or other compensation are deemed “usual and customary.” The Applicant states that for the purposes of the Application, fees or other compensation that are charged or received by Lazard will be deemed “usual and customary” only if (i) the Fund is purchasing or selling securities with other unaffiliated third parties, including Third Party Funds, (ii) the fees or other compensation being charged to the Fund (directly or indirectly) are also being charged to the unaffiliated third parties, including Third Party Funds, and (iii) the amount of securities being purchased or sold by the Fund (directly or indirectly) does not exceed 50% of the total amount of securities being purchased or sold by the Fund (directly or indirectly) and the unaffiliated third parties, including Third Party Funds. The Applicant asserts that, because Lazard does not wish to appear to be favoring the Funds, compliance with Section 17(e) would prevent a Fund from participating in transactions where the Fund is being charged lower fees than unaffiliated third parties also participating in the transaction. The concerns of overreaching and abuse that Section 17(e) and Rule 17e-1 were designed to prevent are alleviated by the conditions that ensure that the fees or other compensation paid by a Fund to Lazard are those negotiated at arm’s length with unaffiliated third parties.

Rule 17e-l(b) requires that a majority of directors who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) take actions and make approvals regarding commissions, fees or other remuneration. Rule 17e-1(c) requires the board of directors of an investment company relying on the rule to satisfy the fund governance standards set forth in Rule 0-1(a)(7) (the “Fund Governance Standards”). The Applicant requests an exemption from Rule 17e-l to the extent necessary to permit each Fund to comply with the rule without having a majority of the directors13 of the General Partner who are not interested persons take actions and make determinations as set forth in paragraph (b) of the rule and without having to satisfy the standards set forth in paragraph (c) of the rule. The Applicant states that because all the directors or other governing body of a General Partner will be affiliated persons, without the relief requested, a Fund could not comply with Rule 17e-1. The Applicant states that each Fund will comply with Rule 17e-l by having a majority of the directors (or members of a comparable body) of the Fund or its General Partner take such actions and make such approvals as set forth in the rule. The Applicant states that each Fund will otherwise comply with Rule 17e-1.

13 All references to directors or boards of directors of the General Partner made herein are intended to include the substantial equivalent in respect of an entity that does not have a board of directors (e.g., “managers” or “boards of managers” of a Delaware limited liability company).

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4.	Section 17(f)

Section 17(f) of the 1940 Act provides that the securities and similar investments of a registered management investment company must be placed in the custody of a bank, a member of a national securities exchange or the company itself in accordance with Commission rules. Rule 17f-1 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to maintain custody of its securities and similar investments with a company that is a member of a national securities exchange. The Applicant requests relief from Section 17(f) of the 1940 Act and subsections (a), (b) (to the extent such subsection refers to contractual requirements), (c) and (d) of Rule 17f-1 under the 1940 Act to the extent necessary to permit Lazard to act as custodian for a Fund without a written contract. Since there is a close association between a Fund and Lazard, requiring a detailed written contract would expose the Fund to unnecessary burden and expense. The Applicant also requests relief from the requirement in paragraph (b)(4) of the rule that an independent accountant periodically verify the Fund’s assets held by the custodian. The Applicant believes that, because of the community of interest between Lazard and the Funds and the existing requirement for an independent audit, compliance with this requirement would be unnecessary. Except as set forth above, a Fund relying on Rule 17f-1 will otherwise comply with the provisions of the rule.

Section 17(f) of the 1940 Act designates the entities that may act as investment company custodians, and Rule 17f-2 under the 1940 Act specifies the requirements that must be satisfied for a registered management investment company to act as a custodian of its own investments. The Applicant requests relief from Section 17(f) of the 1940 Act and Rule 17f-2 under the 1940 Act to permit the following exceptions from the requirements of Rule 17f-2: (i) a Fund’s investments may be kept in the locked files of Lazard or the General Partner or the Investment Adviser; (ii) for purposes of paragraph (d) of the rule, (a) employees of the General Partner (or Lazard) will be deemed to be employees of the Funds, (b) officers or managers of the General Partner (or Lazard) will be deemed to be officers of the Fund, and (c) the General Partner or its board of directors will be deemed to be the board of directors of the Fund; and (iii) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two employees, each of whom will have sufficient knowledge, sophistication and experience in business matters to perform such examination. With respect to certain Funds, some of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. The Applicant asserts that, for such a Fund, these instruments are most suitably kept in the files of Lazard, the General Partner or the Investment Adviser, where they can be referred to as necessary. The Applicant will comply with all other provisions of Rule 17f-2.

5.	Section 17(g) and Rule 17g-1

Section 17(g) of the 1940 Act and Rule 17g-1 under the 1940 Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons of a registered investment company take certain actions and give certain approvals relating to fidelity bonding. Paragraph (g) of Rule 17g-1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment company’s board of directors. Paragraph (h) of Rule 17g-1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph (g). Paragraph (j) of Rule 17g-1 exempts a joint insured bond provided and maintained by an investment company and one or more parties from the prohibitions on joint transactions contained in Section 17(d) of the 1940 Act and the rules thereunder.

The Applicant requests relief to the extent necessary to permit the General Partner’s board of directors or other governing body, who may be deemed interested persons, to take actions and make determinations as set forth in the rule. The Applicant also requests an exemption from the requirements of: (i) paragraph (g) of Rule 17g-1 relating to the filing of copies of fidelity bonds and related information with the Commission and the provision of notices to the board of directors; (ii) paragraph (h) of the rule relating to the appointment of a person to make the filings and provide the notices required by paragraph (g); and (iii) paragraph (j)(3) of the rule relating to compliance with the Fund Governance Standards. The Funds will comply with all other requirements of Rule 17g-1.

The Applicant states that, because all directors or other governing body of the General Partner will be affiliated persons, a Fund could not comply with Rule 17g-1 without the requested relief. In light of the purpose of

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the Funds, and the community of interest among the Funds and between the Funds and the General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible.

The Applicant believes that the filing requirements are burdensome and unnecessary as applied to the Funds. The applicable General Partner will maintain the materials otherwise required to be filed with the Commission by paragraph (g) of Rule 17g-1 and agree that all such materials will be subject to examination by the Commission and its staff. The General Partner will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph (g) of the rule. The Applicant submits that no purpose would be served in complying with the requirements of the rule related to filing information with the Commission. While filing information related to fidelity bonds may serve to protect public investors, as employees’ securities companies, the Funds will not have public investors. Exempting the Funds from these provisions does not diminish investor protections, as Investors will receive the protections offered by the Funds’ compliance with other provisions of Rule 17g-1. Moreover, the Funds will not be making other filings with the Commission, such as those related to a registration statement, and no purpose would be served by establishing filing requirements solely for Rule 17g-1.

In addition, the Applicant maintains that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph (g) of Rule 17g-1 would be unnecessary as the Funds do not and will not have boards of directors. The General Partner of a Fund will be the functional equivalent of the board of directors of an investment company. As stated above, the applicable General Partner appoints the person responsible for maintaining the information that would otherwise be filed with the Commission under paragraph (g) of the rule and has access to all such information. The information that would otherwise be filed with the Commission under paragraph (g) of the rule includes the full scope of the information for which notices would otherwise be given to the board of directors under the rule. It therefore would be unnecessary to give notices to the General Partner regarding this information.

For the same reasons, the Applicant believes that the requirements relating to disinterested directors and their counsel in paragraphs (j)(3) of Rule 17g-1 are burdensome and unnecessary as applied to the Funds. As discussed above, the Funds will have no boards of directors, and therefore it is not feasible to require the approval of joint fidelity bonds by disinterested directors of the Funds. Moreover, in light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the applicable General Partner, the Applicant believes that little purpose would be served by this requirement even if it were feasible. The Applicant also states that each Fund will otherwise comply with Rule 17g-1. The fidelity bond of each Fund will cover Lazard’s employees who have access to the securities and funds of the Fund.

6.	Section 17(j) and Rule17j-1

Section 17(j) of the 1940 Act and paragraph (b) of Rule 17j-1 under the 1940 Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. The Applicant requests relief from Section 17(j) and the provisions of Rule 17j-1, except for the antifraud provisions of paragraph (b), because they are unnecessarily burdensome as applied to the Funds. Requiring each Fund to adopt a written code of ethics and requiring access persons to report each of their securities transactions would be time consuming and expensive and would serve little purpose in light of, among other things, the community of interest among the participants in the Fund by virtue of their common association with Lazard (either as employees or Consultants of Lazard) and the substantial and largely overlapping protections afforded by the conditions with which such Fund has agreed to comply. The Applicant believes that the requested exemption is consistent with the purposes of the 1940 Act, because the dangers against which Section 17(j) and Rule 17j-1 are intended to guard are not present in the case of any Fund. The relief requested will only extend to Lazard and is not requested with respect to any Unaffiliated Subadviser or Advisory Person.

7.	Sections 30(a), (b), (e) and (h)

The Applicant requests an exemption from the requirements in Sections 30(a), 30(b) and 30(e) of the 1940 Act, and the Rules and Regulations, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. The Applicant contends that the forms

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prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Investors. The Applicant requests relief to the extent necessary to permit each Fund to report annually to its Investors as described herein. The Applicant also requests an exemption from Section 30(h) of the 1940 Act to the extent necessary to exempt the General Partner of each Fund, members of the General Partner, any board of managers or directors or committee of Lazard’s employees to whom the General Partner may delegate its functions, and any other persons who may be deemed to be members of an advisory board of a Fund, or any other persons otherwise subject to Section 30(h), from filing Forms 3, 4 and 5 under Section 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) with respect to their ownership of Interests in the Fund. The Applicant asserts that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

8.	Rule 38a-1

Rule 38a-1 requires that every registered investment company adopt and implement written compliance policies and procedures and review those policies and procedures annually. Rule 38a-1 also requires the designation of a chief compliance officer, and requires the chief compliance officer to report directly to the fund’s board.

Each Fund will comply with Rule 38a-1(a), (c) and (d), except that (i) since the Fund does not have a board of directors, the board of directors or other governing body of the General Partner will fulfill the responsibilities assigned to the Fund’s board of directors under the rule, and (ii) since the board of directors or other governing body of the General Partner does not have any disinterested members, (a) approval by a majority of the disinterested board members required by Rule 38a-1 will not be obtained, and (b) the Funds will comply with the requirement in Rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the board of directors or other governing body of the General Partner as constituted.

Each Fund will adopt written policies and procedures reasonably designed to prevent violations of the terms and conditions of this Application, will appoint a chief compliance officer and will comply with the terms and conditions of this Application.

IV.	Applicant’s Conditions

The Applicant agrees that any order granting the requested relief will be subject to the following conditions:

1.          Each proposed transaction involving a Fund otherwise prohibited by Section 17(a) or Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act to which a Fund is a party (the “Section 17 Transactions”) will be effected only if the applicable General Partner determines that (i) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Investors of the Fund and do not involve overreaching of the Fund or its Investors on the part of any person concerned, and (ii) the Section 17 Transaction is consistent with the interests of the Investors, the Fund’s organizational documents and the Fund’s reports to its Investors.14

In addition, the applicable General Partner of a Fund will record and preserve a description of all Section 17 Transactions, the General Partner’s findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the Fund and at least six years thereafter and will be subject to examination by the Commission and its staff.15

2.          The General Partner of each Fund will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with

14 If a Fund invests through an Aggregation Vehicle and such investment is a Section 17 Transaction, this condition will apply with respect to both the investment in the Aggregation Vehicle and any investment by the Aggregation Vehicle of Fund assets.

15 Each Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years.

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respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Fund or any affiliated person of such person, promoter or principal underwriter.

3.          The General Partner of each Fund will not invest the funds of the Fund in any investment in which an Affiliated Co-Investor (as defined below) has acquired or proposes to acquire the same class of securities of the same issuer and where the investment transaction involves a joint enterprise or other joint arrangement within the meaning of Rule 17d-1 in which the Fund and an Affiliated Co-Investor are participants (each such investment, a “Rule 17d-1 Investment”), unless any such Affiliated Co-Investor, prior to disposing of all or part of its investment, (i) gives the General Partner sufficient, but not less than one day’s, notice of its intent to dispose of its investment, and (ii) refrains from disposing of its investment unless the Fund has the opportunity to dispose of the Fund’s investment prior to or concurrently with, on the same terms as and pro rata with, the Affiliated Co-Investor.16 The term “Affiliated Co-Investor” with respect to any Fund means any person who is (i) an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund (other than a Third Party Fund), (ii) Lazard, (iii) an officer or director of Lazard, (iv) an Eligible Employee, or (v) an entity (other than a Third Party Fund) in which Lazard acts as a general partner or has a similar capacity to control the sale or other disposition of the entity’s securities. The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by an Affiliated Co-Investor (i) to its direct or indirect wholly owned subsidiary, to any company (a “Parent”) of which the Affiliated Co-Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its Parent, (ii) to immediate family members of the Affiliated Co-Investor or a trust or other investment vehicle established for any Affiliated Co-Investor or any such immediate family member, or (iii) when the investment is comprised of securities that are (a) listed on a national securities exchange registered under Section 6 of the Exchange Act, (b) NMS stocks pursuant to Section 11A(a)(2) of the Exchange Act and Rule 600(a) of Regulation NMS thereunder, (c) government securities as defined in Section 2(a)(16) of the 1940 Act or other securities that meet the definition of “Eligible Security” in Rule 2a-7 under the 1940 Act, or (d) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to those that apply to a national securities exchange or a national market system for securities.

4.          Each Fund and its General Partner will maintain and preserve, for the life of each Fund and at least six years thereafter, such accounts, books and other documents constituting the record forming the basis for the audited financial statements that are to be provided to the Investors in the Fund, and each annual report of the Fund required to be sent to the Investors, and agree that all such records will be subject to examination by the Commission and its staff.17

5.           Within 120 days after the end of each fiscal year of each Fund, or as soon as practicable thereafter, the General Partner of each Fund will send to each Investor having an Interest in the Fund at any time during the fiscal year then ended Fund financial statements audited by the Fund’s independent accountants. At the end of each fiscal year, the General Partner will make or cause to be made a valuation of all of the assets of the Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund. In addition, within 120 days after the end of each fiscal year of each Fund (or as soon as practicable thereafter) the General Partner will send a report to each person who was an Investor at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Investor of that person’s federal and state income tax returns and a report of the investment activities of the Fund during that fiscal year.

6.           If a Fund makes purchases or sales from or to an entity affiliated with the Fund by reason of an officer, director or employee of Lazard (i) serving as an officer, director, general partner, manager or investment adviser of the entity (other than an entity that is an Aggregation Vehicle), or (ii) having a 5% or more investment in

16 If a Fund invests in a Rule 17d-1 Investment through an Aggregation Vehicle, the requirements of clauses (i) and (ii) of this sentence shall apply to both the Affiliated Co-Investor’s disposition of such Rule 17d-1 Investment and, if the Affiliated Co-Investor also holds a Rule 17d-1 Investment through such Aggregation Vehicle, its disposition of all or part of its investment in the Aggregation Vehicle.

17 Each Fund will preserve the accounts, books, and other documents required to be maintained in an easily accessible place for the first two years.

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the entity, such individual will not participate in the Fund’s determination of whether or not to effect the purchase or sale.

V.	Procedural Matters

Pursuant to Rule 0-2(f) under the 1940 Act, the Applicant states that its address is as indicated on the cover page of this Application. The Applicant further states that all written communications concerning this Application should be directed to the address set forth on the cover page. The Applicant requests that the Commission issue the requested order pursuant to Rule 0-5 under the 1940 Act without a hearing being held.

Pursuant to Rule 0-2(c)(l) under the 1940 Act, the Applicant states that under the provisions of the Applicant’s governing instruments, the responsibility for the management of its affairs and business is vested in its officers or other governing body, as applicable. The Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.

For the foregoing reasons, the Applicant requests that the Commission enter an order pursuant to Sections 6(b) and 6(e) of the 1940 Act granting the Applicant the relief sought by this Application.

The Applicant named below has caused this Application to be duly signed on its behalf on January 18, 2019. The certification required by Rule 0-2(c)(l) under the 1940 Act is attached as Exhibit A of this Application, and the verification required by Rule 0-2(d) under the 1940 Act is attached as Exhibit B of this Application.

LAZARD ASSET MANAGEMENT LLC

By:	/s/ Mark R. Anderson
Name: Mark R. Anderson
Title: Managing Director
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Exhibit A

Authorization

Officer’s Certificate

The undersigned, being a duly appointed officer of Lazard Asset Management LLC, does hereby certify that this Application is signed by Mark R. Anderson, a Managing Director of Lazard Asset Management LLC, pursuant to the general authority vested in him as such under his appointment as a Managing Director of Lazard Asset Management LLC.

IN WITNESS WHEREOF, I have set my hand this January 18, 2019.

LAZARD ASSET MANAGEMENT LLC

By:	/s/ Nathan A. Paul
Name: Nathan A. Paul
Title: Secretary

Exhibit B

Verification

The undersigned states that he has duly executed the foregoing Application, dated January 18, 2019, for and on behalf of Lazard Asset Management LLC, that he is a Managing Director of Lazard Asset Management LLC, and that all actions by members, partners, stockholders, directors and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

LAZARD ASSET MANAGEMENT LLC

By:	/s/ Mark R. Anderson
Name: Mark R. Anderson
Title: Managing Director